82.4776

Saipem

Eni GROUP

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044667
Tel. centralino: 02/5201

Società per Azioni
Sede Legale in San Donato Milanese
Via Martiri di Cefalonia 67
Capitale Sociale Euro 440.958.400 i. v.
Registro delle Imprese di Milano, Codice Fiscale 00825790157
Partita IVA: 00825790157
R.E.A. Milano n. 788744

Società soggetta all'attività di direzione
e coordinamento dell'Eni S.p.A.

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

[redacted]

04035978

SUPPL

Rif./Prot. SEGR/261/04
San Donato M.se, July 30, 2004

Re: Saipem S.p.A. - File No. 82.4776

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Saipem Press Release dated 3rd June 2004
- Saipem Press Release dated 2nd July 2004
- Saipem Press Release dated 15th July 2004
- Saipem Press Release dated 28th July 2004
- First Quarter Report at 31st March 2004
- Financial Report at 31st December 2003

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

Saipem S.p.A.
Administration, Finance and Control
Senior Vice President
(Alessandro Bernini)

001

Saipem

Eni GROUP

Press Release

Saipem awarded two offshore construction contracts total amounting to USD 230 million

Saipem, an Eni company, has been awarded two offshore contracts for a total value of approximately USD 230 million.

The first contract has been awarded by Norsk Hydro following an international tender for the deep water section of Ormen Lange gas field development, located in the North Sea, 100 kilometres off Norway's coast.

The contract involves transport and installation of two pipelines, each with a length of 21 kilometres. The installation will be performed mainly by the vessel Saipem 7000 in J-lay mode in up to 900 meters water depth during summer 2006. The project is particularly challenging due to weather condition and seabed topography with steep slopes making installation tolerances extremely tight.

The second contract has been awarded by the Hongkong Electric Company Limited following an international tender for the construction of a submarine gas pipeline from the Guangdong LNG terminal located at Shenzhen (People's Republic of China) to Lamma island of the Hong Kong SAR. The scope of work includes detailed engineering, procurement, transport and installation of a 92-kilometres submarine pipeline, that will be installed during the first half of 2005 by the vessel Castoro 2.

San Donato Milanese, 3rd June 2004

Saipem

Eni GROUP

Press Release

Awarded to Saipem the contract for the Fos Cavaou LNG receiving terminal in France

A Joint Venture comprising Saipem and the engineering company Sofregaz has been awarded the lump sum turnkey contract of the Fos Cavaou LNG receiving terminal in the South of France, 50km West of Marseille.

Saipem's share of the contract, awarded by Gaz de France following an international tender, is amounting to approximately Euro 180 million.

The scope of work of the Joint Venture comprises the engineering, procurement, construction (EPC) of the overall terminal facilities, including three LNG storage tanks of 110,000 m^3 each and a capacity of 8.25 Bcm/year, the associated marine works and the regasification facilities.

The project is expected to be completed by mid 2007.

San Donato Milanese, 2nd July 2004

Saipem

Eni GROUP

Press Release

Contract for the extension of the Belgian Zeebrugge LNG receiving terminal awarded to Saipem

Saipem, in consortium with the Belgian companies CFE and FONTEC, has been awarded the lump sum turnkey contract for the extension from 4.5 to 9 Bcm/year of natural gas of the Zeebrugge LNG receiving terminal, on the Belgian coast.

Saipem's share of the contract, awarded by Fluxys, the Belgian owner of the terminal, amounts to approximately 120 millions euros.

The scope of work comprises the engineering, procurement, construction (EPC) of the overall terminal facilities for the extension of the terminal, including one LNG storage tank of 140,000 m^3 and the regasification facilities.

The extension of the terminal is expected to be delivered end of 2007.

San Donato Milanese, 15th July 2004.

Saipem

Eni GROUP

PRESS RELEASE – 28TH JULY 2004
SECOND QUARTER REPORT AT 30TH JUNE 2004

Today, the Board of Directors of Saipem S.p.A. has reviewed the Saipem Group Second Quarter Report at 30th June 2004 (not subject to audit).

Second Quarter

Revenues totalled 1,006 million euros (1,065 million in the second quarter 2003).
Operating Income amounted to 68 million euros (79 million in the second quarter 2003).
Net Income amounted to 44 million euros (54 million in the second quarter 2003).
Cash flow (net income plus depreciation and amortisation) amounted to 102 million euros (118 million in the second quarter 2003).

First Half

Revenues totalled 1,911 million euros (1,868 million in the first half 2003).
Operating Income amounted to 127 million euros (138 million in the first half 2003).
Net Income amounted to 82 million euros (90 million in the first half 2003).
Cash flow (net income plus depreciation and amortisation) amounted to 202 million euros (219 million in the first half 2003).

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore Construction sectors, L.N.G. (Liquefied Natural Gas), and, to a lesser extent, in the Drilling, Leased FPSO and M.M.O. (Maintenance, Modification and Operation) sectors, are not consistent over time, as they are not only influenced by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years or extrapolation of figures from a single quarter to the entire year.

Investments in the first half 2004 amounted to 88 million euros (133 million in the same period 2003) and consisted mainly of the following: upgrading works on the semi-submersible drilling platforms Scarabeo 3, Scarabeo 4 and the jack-up Perro Negro 3; the purchase of plant and equipment required to carry out the Sakhalin project in Russia; the development of a fabrication yard in Kazakhstan and the expansion of the yards in Angola and Nigeria.

Net financial debt at 30th June 2004 amounted to 1,009 million euros, an increase of 56 million euros versus 31st December 2003; in the first half of the year the Company distributed dividends for 65 million euros and purchased treasury shares for 10 million euros.

New contracts and backlog

In the first half 2004, Saipem was awarded new contracts totalling 1,934 million euros (2,530 million euros in the same period 2003), of which 1,162 million euros were in the Offshore sectors (Construction and Drilling).

At end of June 2004, the backlog stood at 5,248 million euros (5,225 million euros at 31st December 2003).

Management expectations for 2004

The markets in which Saipem operates appear on balance to be good; the Drilling sectors, despite some residual weakness, are showing signs of recovery, the Onshore Construction sector offers good prospects in the medium term, the re-gasification terminal sector is experiencing rapid growth and further expansion continues in the Offshore Construction sector, both in terms of pipelaying and large EPIC contracts in frontier areas.
The high level of oil industry spending is creating a favourable market for oil services companies, in spite of which many have delivered negative results over the past few years. This introduces instability and some operating difficulty throughout the oil service industry

which may also affect healthy oil services contractors, since, especially on EPIC contracts, they utilise the services of many other companies as partners, suppliers or subcontractors.
Thanks to its reliability and competitiveness, Saipem is expected to benefit from the positive market trend in the second half of the year. In 2004, the management envisages exceeding the record revenues of 2003, and to achieve a level of contract acquisitions that would further boost the backlog at the end of 2004.
A phenomenon that adversely affects Saipem's profit levels is the appreciation of the Euro against the US Dollar, considering that approximately 70% of Saipem's revenues are denominated in the American currency, whilst costs from the Milan and Paris operating centres as well as almost all depreciation and amortisation, a total of approximately 600 million per annum, are denominated in euros.
The impact of the Euro appreciation is felt after approximately one year, i.e. the time lag between contract acquisition (and hedging) and execution. As a result the average invoice exchange rate in 2003 was 1 (whilst the average Euro/USD ratio in the same period was 1.13). In 2004, the combination of contracts in the backlog at end 2003 to be executed during the current year, along with contracts already won and to be acquired in 2004, is expected to lead to an approximate average invoice exchange rate of 1.15.
Euro appreciation from 1 to 1.15 results in a reduction in the euro-equivalent contribution from USD-denominated contracts (translation effect), estimated at approximately 30 million euros. The effect of the company's Euro-denominated structural costs is expected to determine a further reduction in operating income estimated at 50 million euros.

However, Saipem's distinctive capabilities and competencies, the substantial order backlog and the additional cost synergies resulting from Bouygues Offshore's integration are expected to counteract the negative effects of the Euro appreciation and, also owing to a forecast decreased financial burden, underpin expectations for 2004 of attaining results in line with or close to the record level achieved in 2003; specifically

- volumes are expected to grow on account of the substantial order backlog at the end of June 2004 and the good overall trend of the reference market;
- in those business sectors and those areas where US competition is weakest, it is possible to gradually transfer to prices the effects of the Euro's appreciation;
- in 2004, further cost savings in the region of 20 million euros are expected from the

integration with Bouygues Offshore;

- the average financial debt for 2004 is envisaged to be lower than 2003.

Capital expenditure for 2004 is confirmed to be approximately 200 million euros, and involves maintenance and upgrade of vessels and equipment, project-specific investments and the development of yards in Kazakhstan, Nigeria and Angola.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in the Persian Gulf and/or other regions and actions by the competition. Moreover, contract execution is also subject to variables, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Financial flows

The increase in net financial debt of 56 million euros versus 31st December 2003 was due to the following:

Outflows

- increase in net current assets of 96 million euros;
- capital expenditure on tangible and intangible fixed assets amounting to 88 million euros;
- distribution of dividends of 65 million euros;
- effect of exchange rate fluctuations of 4 million euros;
- purchase of treasury shares for 10 euros million.

Inflows

- cash flow (net income plus depreciation and amortisation) of 202 million euros;
- sale of tangible assets of 4 million euros;
- increase in employee termination benefits of 1 million euros.

Saipem

Eni GROUP

Additional information

Stock Options

Today, the Board of Directors of Saipem S.p.A. approved the allocation of no. 1,166,000 stock options at the price of 7.594 euros per share (i.e. the shares official price average recorded by the Telematic Share Market of the Italian Stock Exchange over the previous month). Stock will be allocated to Saipem Group Executive Managers directly responsible for Group results or holding strategic positions (58 persons).

Options assigned today can be exercised after three years from today's date and no later than 28th July 2012 for assignees resident in Italy; assignees resident in France, in compliance with current local regulations, will be able to exercise the stock after four years from date of allocation and no later than 28th July 2011.

Shares for allocation to the Stock Option Scheme will be purchased on the market, as per Ordinary Shareholders' Meeting resolution of 29th April 2004.

Analysis by business sector

Offshore Construction:

(million euros)

	Second Quarter		First Half	
	2003	2004	2003	2004
Revenues	612	604	1,033	1,171
Operating expenses, net of cost of materials	(415)	(428)	(704)	(868)
Cost of materials	(111)	(99)	(177)	(154)
Depreciation and amortisation	(26)	(21)	(47)	(44)
Contribution from operations (*)	60	56	105	105
Saipem s.a. goodwill amortisation	(5)	(5)	(11)	(11)
Contribution from operations, net	55	51	94	94
New orders awarded	933	577	1,628	1,122

(*) *Operating Income before general and administrative expenses*

The backlog at 30th June 2004 amounted to 3,216 million euros, of which 1,475 million are to be realised in the second half 2004.

- Revenues in first half 2004 amounted to 1,171 million euros, a 13.4% increase versus the same period 2003, mainly due to the full-scale operations of EPIC (Engineering, Procurement, Installation, Construction) type projects in West and North Africa.

- Contribution from operations in the first half 2004 amounted to 105 million euros, in line with the same period 2003, with profitability falling from 10.2% to 9%. This decrease in margin is related to the greater volumes generated by EPIC type projects as well as the US Dollar devaluation.

  Contribution from operations, net of goodwill amortisation, stood at 94 million euros, with profitability at 8% of revenues (first half 2003: 94 million euros, equal to 9.1% of revenues).

- The most significant orders won in the second quarter 2004 include:
  - on behalf of Hong Kong Electric Company Ltd, the EPIC-type "Lamma" contract in China, comprising engineering, procurement, transport and installation of a subsea gas export pipeline linking the Guangdong regasification terminal in China to Lamma island off the coast of Hong Kong;
  - on behalf of CNR International (Côte d'Ivoire) s.a.r.l., the EPIC-type "Espoir" contract in the Ivory Coast, comprising engineering, procurement, construction, commissioning, transport and installation of a wellhead and associated facilities, in addition to three flowlines and associated flexible risers, connecting spools and necessary pipelines;
  - on behalf of Norsk Hydro, the "Ormen Lange" project in the Norwegian sector of the North Sea, comprising transport and installation of two subsea pipelines at depths of approximately 900m;
  - on behalf of PTT Public Company Ltd, an EPIC type project for the "Third Transmission Pipeline for Offshore Platform System" in Thailand, comprising engineering, procurement, construction, transport and installation of production facilities (jacket, tripods, flare booms, topsides);
  - on behalf of Eni S.p.A. Gas & Power, the "Sircos" project, comprising engineering, procurement, construction and testing of a system for the repair of subsea pipelines in ultra deep waters.

Saipem

Eni GROUP

Onshore Construction:

(million euros)

	Second Quarter		First Half	
	2003	2004	2003	2004
Revenues	205	157	383	278
Operating expenses, net of cost of materials	(136)	(111)	(244)	(185)
Cost of materials	(44)	(26)	(85)	(55)
Depreciation and amortisation	(7)	(5)	(17)	(11)
Contribution from operations (*)	18	15	37	27
Saipem s.a. goodwill amortisation	(2)	(2)	(4)	(4)
Contribution from operations, net	16	13	33	23
New orders awarded	132	72	326	319

(*) *Operating income before general and administrative expenses*

The backlog at 30th June 2004 amounted to 817 million euros, of which 269 million are to be realised in the second half 2004.

- Revenues in the first half 2004 fell by 105 million euros, a 27.4% decrease versus the same period 2003, following the completion of large projects in Kazakhstan, Saudi Arabia and Nigeria, which was only partially compensated by the full scale operations of projects in North Africa and the commencement of the Sakhalin project in Russia.

- Contribution from operations, in the first half 2004, amounted to 27 million euros, equal to 9.7% of revenues, versus 37 million euros, equal to 9.7% of revenues for the same period 2003. This reduction in margin is entirely due to lower volumes.
  Contribution from operations, net of goodwill amortisation, stood at 23 million euros, with profitability at 8.3% of revenues (first half 2003: 33 million euros, equal to 8.6% of revenues).

- The most significant orders awarded in the first half 2004 include:

- on behalf of Oman Refinery Company, the EPC type "Mina Al Fahal" project in Oman, comprising engineering, procurement, construction and commissioning of a pipeline and associated facilities, in addition to fibre-optic cabling for the whole line;
- on behalf of Maroc Phosphore, the "Ammonia" project in Morocco, comprising the construction of two storage tanks.

Liquefied Natural Gas (L.N.G.):

(million euros)

	Second Quarter		First Half	
	2003	2004	2003	2004
Revenues	50	54	97	97
Operating expenses	(40)	(46)	(76)	(77)
Depreciation and amortisation	(2)	(2)	(5)	(5)
Contribution from operations (*)	8	6	16	15
Saipem s.a. goodwill amortisation	(2)	(2)	(4)	(4)
Contribution from operations, net	6	4	12	11
New orders awarded	210	210	213	213

(*) *Operating income before general and administrative expenses*

The backlog at 30th June 2004 amounted to 434 million euros, of which 95 million are to be realised in the second half 2004.

- Operations carried out mainly in India and Spain enabled the company to achieve revenues of 97 million euros in the first half 2004, in line with the same period the previous year.

- In the first half 2004, contribution from operations, net of goodwill amortisation, amounted to 11 million euros, with profitability equal to 11.3% of revenues (first half 2003: 12 million euros, equal to 12.4% of revenues). The slight decrease in margin is attributable to the fact that recently acquired projects are in their initial stages.

- The most important contract won during the second quarter is the EPC type "Fos Cavaou" project in France on behalf of Gaz de France, which comprises engineering, procurement and construction of all facilities for a regasification terminal, including three storage tanks and maritime works.

Maintenance, Modification & Operation (M.M.O.):

(million euros)

	Second Quarter		First Half	
	2003	2004	2003	2004
Revenues	45	60	88	123
Operating expenses	(43)	(55)	(83)	(112)
Depreciation and amortisation	–	(1)	(1)	(2)
Contribution from operations (*)	2	4	4	9
Saipem s.a. goodwill amortisation	(1)	(1)	(2)	(2)
Contribution from operations, net	1	3	2	7
New orders awarded	52	124	103	194

(*) *Operating income before general and administrative expenses*

The backlog at 30th June 2004 amounted to 117 million euros, of which 77 million are to be realised in the second half 2004.

- Operational activities, carried out mainly in France, Italy, West Africa and Russia enabled revenues for the first half 2004 to reach 123 million euros, a 39.8% increase over the same period 2003, due to operations in Italy which started in the second half 2003.

- In the first half 2004, contribution from operations net of goodwill amortisation, amounted to 7 million euros, with profitability equal to 5.7% of revenues (first half 2003: 2 million euros equal to 2.3% of revenues).

- The most significant orders awarded in the second quarter 2004 include:
  - on behalf of TotalFinaElf, the extension of contracts for operations in France;
  - on behalf of Shell, the extension of contracts for operations in Nigeria;
  - on behalf of Eni E&P, maintenance of upstream installations in Italy.

Offshore Drilling:

(million euros)

	Second Quarter		First Half	
	2003	2004	2003	2004
Revenues	92	76	153	140
Operating expenses	(63)	(50)	(99)	(87)
Depreciation and amortisation	(9)	(10)	(17)	(20)
Contribution from operations (*)	20	16	37	33
New orders awarded	26	8	200	40

(*) *Operating income before general and administrative expenses*

The backlog at 30th June 2004 amounted to 399 million euros, of which 137 million are to be realised in the second half 2004.

- Operating revenues for the first half 2004 showed an 8.5% decrease versus the same period 2003, attributable to the inactivity of Scarabeo 4, Perro Negro 3 and Perro Negro 5, which was only partially compensated by the full-scale operations by the semi-submersible platform Scarabeo 5 and the drillship Saipem 10000.
- Contribution from operations in the first half 2004 decreased by 4 million euros versus the first half 2003, with a margin on revenue declining from 24.2% to 23.6%. The reduction in profitability is attributable to the aforementioned inactivity of certain vessels.
- Vessel utilisation was as follows:

Vessel	*days under contract*	
Semi-submersible platform Scarabeo 3	62	**a**
Semi-submersible platform Scarabeo 4	-	**b**
Semi-submersible platform Scarabeo 5	182	
Semi-submersible platform Scarabeo 6	147	**c**
Semi-submersible platform Scarabeo 7	182	
Drillship Saipem 10000	182	
Jack-up Perro Negro 2	182	
Jack-up Perro Negro 3	-	**a**
Jack-up Perro Negro 4	182	
Jack-up Perro Negro 5	-	**d**

a = *for the remaining days (to 182) the vessel underwent upgrading works in readiness for a new contract.*
b = the vessel underwent structural repairs.
c = for the remaining days (to 182) the vessel underwent structural repairs.
d = the vessel was idle.

Onshore Drilling:

(million euros)

	Second Quarter		First Half	
	2003	2004	2003	2004
Revenues	51	39	97	78
Operating expenses	(39)	(30)	(73)	(59)
Depreciation and amortisation	(5)	(4)	(11)	(9)
Contribution from operations (*)	7	5	13	10
New orders awarded	26	9	49	37

(*) *Operating income before general and administrative expenses*

The backlog at 30th June 2004 amounted to 138 million euros, of which 44 million are to be realised in the second half 2004.

- Operating revenues for the first half 2004 show a 19.6% decrease versus those of the same period 2003, mainly attributable to reduced activities in West and North Africa.

- Contribution from operations in the first half 2004 decreased by 3 million euros versus the same period last year, with a slight margin reduction. This is due to reduced volumes of activity generated during the period.

- Average utilisation of rigs stood at 76% (84% in the first half 2003); rigs were located as follows: 11 in Peru, 8 in Saudi Arabia, 6 in Venezuela, 3 in Italy, 3 in Algeria, 2 in Egypt, 1 in Kazakhstan and 1 in Nigeria.
  In addition, 5 third-party rigs were deployed in Peru and 1 in Kazakhstan by the joint-venture company SaiPar.
  Finally, 1 rig owned jointly with third parties operated in Kazakhstan.

- The most significant orders awarded in the second quarter 2004 include:
  - on behalf of Emir Oil, the two-month lease of a rig in Kazakhstan;
  - on behalf of Eni Dacion BV, the two-month lease of a rig in Venezuela.

Leased FPSO:

(million euros)

	Second Quarter		First Half	
	2003	2004	2003	2004
Revenues	10	16	17	24
Operating expenses	(4)	(8)	(6)	(12)
Depreciation and amortisation	(4)	(3)	(7)	(5)
Contribution from operations (*)	2	5	4	7
New orders awarded	10	9	11	9

(*) *Operating income before general and administrative expenses*

The backlog at 30th June 2004 amounted to 127 million euros, of which 26 million are to be realised in the second half 2004.

- In the first half 2004, operating revenues showed a 7 million euro increase versus the same period 2003. Contribution from operations amounted to 7 million euros, a 3 million euro increase versus the first half 2003, due to the "Prestige" project, involving oil recovery operations from the wreck of the Prestige tanker.

- The production units FPSO–Firenze and FPSO–Mystras have been in continuous operation since the beginning of the year. The FPSO-Jamestown was sold to third parties during the second quarter as it became surplus to operational requirements.

Attachments:

- Reclassified Consolidated Balance Sheet and Reclassified Consolidated Income Statements by nature and destination of costs.

San Donato Milanese, 28th July 2004

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euros)

	31st December 2003		30th June 2004	
Net tangible fixed assets		1,694		1,699
Net intangible fixed assets		851		832
		2,545		2,531
- Offshore Construction	1,127		1,118	
- Onshore Construction	244		244	
- LNG	193		192	
- MMO	85		81	
- Offshore Drilling	656		664	
- Onshore Drilling	95		89	
- Leased FPSO	89		84	
- Other	56		59	
Financial investments		26		25
Non-current assets		**2,571**		**2,556**
Working capital	(79)		43	
Provision for contingencies	(117)		(133)	
Net current assets		**(196)**		**(90)**
Employee termination benefits		**(31)**		**(32)**
CAPITAL EMPLOYED		**2,344**		**2,434**
Net equity		**1,368**		**1,402**
Minority interest in net equity		**23**		**23**
Net debt		**953**		**1,009**
COVER		**2,344**		**2,434**
SHARES ISSUED AND OUTSTANDING		**440,713,700**		**440,958,400**

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS BY NATURE OF COSTS

(million euros)

	Second Quarter		First Half	
	2003	2004	2003	2004
Operating revenues	1,065	1,006	1,868	1,911
Other revenues and income	3	4	4	5
Purchases, services and other costs	(744)	(707)	(1,250)	(1,317)
Payroll and related costs	(181)	(177)	(355)	(352)
GROSS OPERATING INCOME	**143**	**126**	**267**	**247**
Amortisation, depreciation and write-downs	(64)	(58)	(129)	(120)
OPERATING INCOME	**79**	**68**	**138**	**127**
Financial expenses, net	(7)	(8)	(18)	(15)
INCOME BEFORE INCOME TAXES	**72**	**60**	**120**	**112**
Income taxes	(18)	(15)	(30)	(28)
NET INCOME BEFORE MINORITY INTEREST	**54**	**45**	**90**	**84**
Minority interest	–	(1)	–	(2)
NET INCOME	**54**	**44**	**90**	**82**
CASH FLOW (Net income + Depreciation and amortisation)	**118**	**102**	**219**	**202**

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS BY DESTINATION OF COSTS

(million euros)

	Second Quarter		First Half	
	2003	2004	2003	2004
Revenues	1,065	1,006	1,868	1,911
Production costs	(913)	(868)	(1,593)	(1,651)
Idle costs	(26)	(20)	(41)	(38)
Selling expenses	(19)	(21)	(36)	(36)
Research and development costs	(1)	(1)	(4)	(3)
Other operating income, net	1	1	1	2
CONTRIBUTION FROM OPERATIONS	**107**	**97**	**195**	**185**
General and administrative expenses	(28)	(29)	(57)	(58)
OPERATING INCOME	**79**	**68**	**138**	**127**
Financial expenses	(13)	(11)	(26)	(22)
Income from investments	6	3	8	7
INCOME BEFORE INCOME TAXES	**72**	**60**	**120**	**112**
Income taxes	(18)	(15)	(30)	(28)
NET INCOME BEFORE MINORITY INTEREST	**54**	**45**	**90**	**84**
Minority interest	–	(1)	–	(2)
NET INCOME	**54**	**44**	**90**	**82**
CASH FLOW (Net income + Depreciation and amortisation)	**118**	**102**	**219**	**202**



Saipem

First quarter report

at 31st March

2004

82.4776

Eni GROUP Saipem

First quarter report

at 31st March

2004

contents

Approved by the Board of Directors
at their meeting of 10th May 2004

Quarterly reports are not subject to audit

Saipem is a subsidiary of Eni S.p.A.

Economic and financial data

(million €)

	First Quarter		
	2003	2004	Var.%
Operating revenues	803	[illegible]	12.7
Contribution from operations	88	[illegible]	-
Operating income	59	[illegible]	-
Capital expenditure	92	[illegible]	(47.8)

	31st December 2003	31st March 2004
Net debt:		
- medium/long term	578	574
- short term	375	368
Total	**953**	**942**

Results from operations

	First Quarter		
	2003	2004	Var.%
Offshore Construction			
- subsea pipeline laid (km)	46	272	491.3
- structures installed (tons)	9,209	26,900	192.1
Offshore Drilling			
- metres drilled	27,649	27,741	0.3
- wells drilled	10	8	(20)
Leased FPSO			
- FPSO vessels' utilisation (days)	90	91	1.1
Onshore Construction			
- pipeline laid (km)	30	28	(6.6)
- structures installed (tons)	2,700	6,444	138.6
Onshore Drilling			
- metres drilled	98,163	102,733	4.6
- wells drilled	29	32	10.3
estimated average equipment utilisation (%)	85	76	(10.6)

Revenues by business sector (million €)

	First Quarter 2003	2004	Var.%
Offshore Construction	421	567	34.7
Offshore Drilling	61	64	4.9
Leased FPSO	7	8	14.3
Onshore Construction	178	121	(32)
Onshore Drilling	46	39	(15.2)
Liquefied Natural Gas	47	43	(8.5)
Maintenance Modification and Operation	43	63	46.5
Total	**803**	**905**	**12.7**

Revenues by geographical area (million €)

Geographical area (*)	**First Quarter 2003**	**2004**
Italy	11	32
Rest of Europe	119	81
C.S.I.	129	84
Rest of Asia	113	127
North Africa	100	176
West Africa	279	368
Americas	52	37
Total	**803**	**905**

(*) final destination of services

New contracts awarded to Saipem Group	(million €)	
	First Quarter	
	2003	2004
Saipem S.p.A.	402	113
Group companies	739	812
Total	**1,141**	**925**
Offshore Construction	695	545
Offshore Drilling	174	32
Leased FPSO	1	–
Onshore Construction	194	247
Onshore Drilling	23	28
Liquefied Natural Gas	3	3
Maintenance Modification and Operation	51	70
Total	**1,141**	**925**

New contracts awarded



million euros
1,200
1,000
800
600
400
200
0
1,141
925
51
23
194
1
174
695
70
28
247
32
545
31st March 2003
31st March 2004
Offshore Construction
Offshore Drilling
Leased FPSO
Onshore Construction
Onshore Drilling
LNG
MMO

Order backlog		(million €)
	31st December 2003	31st March 2004
Offshore Construction	3,265	3,243
Offshore Drilling	499	467
Leased FPSO	142	134
Onshore Construction	776	902
Onshore Drilling	179	168
Liquefied Natural Gas	318	278
Maintenance Modification and Operation	46	53
Total	**5,225**	**5,245**

Order backlog by geographical area		(million €)
Geographical area	**31st December 2003**	**31st March 2004**
Italy	19	11
Rest of Europe	488	604
C.S.I.	1,028	962
Rest of Asia	741	1,034
North Africa	833	681
West Africa	1,969	1,823
Americas	147	130
Total	**5,225**	**5,245**

Order backlog by geographical area at 31st March 2004


West Africa
1,823
681
North Africa
1,034
Rest of Asia
962
130
604
11
C.S.I.
Americas
Rest of Europe
Italy

Preparation criteria

The financial statements for the period ended 31st March 2004 have been prepared based on the criteria set out by the Companies' and Stock Exchange National Commission ('Commissione Nazionale per le Società e la Borsa - CONSOB) pursuant to regulation 11971 dated 14th May 1999 and subsequent amendments, and applying the guidelines of the "Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri".

The economic information provided in this report refers to the First Quarter 2004 as well as the First Quarter 2003. Financial data refers to 31st March 2004 and 31st December 2003. The accounting principles adopted are consistent with those used in the preparation of the Consolidated Financial Statements at 31st December 2003. The financial tables have been compiled to allow easy comparison with the six-monthly and annual reports.

Unless otherwise indicated, data is expressed in millions of euros.

In accordance with CONSOB regulations, quarterly reports are not subject to audit.

Foreword

As previously stated, revenues and associated profit levels, particularly in the Offshore and Onshore Construction sectors, L.N.G. (Liquefied Natural Gas), and, to a lesser extent, in the Drilling, Leased FPSO and M.M.O. (Maintenance, Modification and Operation) sectors, are not consistent over time, as they are not only influenced by market performance but also by climatic conditions and individual project schedules. Consequently, the results from any one particular fiscal period or fraction thereof can vary significantly, thereby precluding a direct comparison with the same period in other fiscal years and do not allow for extrapolation of figures from a single quarter to the entire year.

Consolidated income statement (million €)

	First Quarter		
	2003	**2004**	**Var.%**
Operating revenues	**803**	**905**	**12.7**
Other revenues and income	1	1	
Purchases, services and other costs	(506)	(610)	
Payroll and related costs	(174)	(175)	
Gross operating income	**124**	**121**	**(2.4)**
Amortisation, depreciation and write-downs	(65)	(62)	
Operating income	**59**	**59**	**-**
Financial income, net	(13)	(11)	
Income from investments	2	4	
Income before income taxes	**48**	**52**	**8.3**
Income taxes	(12)	(13)	
Net income before minority interest	**36**	**39**	**8.3**
Minority interest	-	(1)	
Net income	**36**	**38**	**5.5**
Cash flow (Net income + Depreciation and amortisation)	**101**	**100**	**(1)**

In line with the annual financial statements and the six-monthly report, this quarterly report includes the reclassified consolidated income statements by destination of costs.

This reclassification is normally used to analyse the positive and negative income components, which determine the contribution from operations (i.e. operating income before general and administrative expenses) for the various business sectors in which Saipem operates.

Operating income and costs by destination (million €)

	First Quarter		
	2003	2004	Var.%
Operating revenues	**803**	**905**	**12.7**
Operating costs	(680)	(783)	
Idle costs	(15)	(18)	
Selling expenses	(17)	(15)	
Research and development costs	(3)	(2)	
Other operating income (expenses), net	-	1	
Contribution from operations	**88**	**88**	**-**
General and administrative expenses	(29)	(29)	
Operating income	**59**	**59**	**-**

Operating revenues for the first quarter 2004 amounted to 905 million euros, an increase of 102 million euros versus the first quarter 2003, mainly due to higher levels of activity in the Offshore Construction sector.
Operating costs amounted to 783 million euros, an increase of approximately 15.1% versus those for the same period 2003. Higher operating costs are linked to the growth in revenues in addition to greater use of third party services resulting from the greater incidence of EPIC (Engineering, Procurement, Installation, Construction) type projects.
Labour costs amounted to 175 million euros, effectively unchanged versus the first quarter 2003.
Contribution from operations in the first quarter 2004 amounted to 88 million euros, in line with the first quarter 2003.
General and administrative expenses in the first quarter 2004 amounted to 29 million euros, in line with the expenses for the same quarter the previous year.
Hence, operating income stood at 59 million euros.

Human resources

The following table provides comparable data related to average employment levels at the end of 2003 and the first quarter 2004.

Average workforce

	Year 2003	First Quarter 2004
Italian personnel	2,332	2,421
French personnel	3,862	3,793
Other nationalities	17,002	15,515
Total	**23,196**	**21,729**
Offshore Construction	6,128	6,685
Offshore Drilling	1,081	1,069
Leased FPSO	43	80
Onshore Construction	9,680	8,177
Onshore Drilling	2,521	2,076
L.N.G.	687	686
M.M.O.	1,630	1,496
Staff positions	1,426	1,460
Total	**23,196**	**21,729**
No. of engineers at end of period	**3,382**	**3,408**

Workforce


18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Italian personnel
French personnel
Other nationalities
Year 2003
First Quarter 2004

Consolidated balance sheet and financial position

(million €)

	31st December 2003		31st March 2004 (*)	
Net tangible fixed assets		1,694		1,691
Net intangible fixed assets		851		840
Tangible and intagible assets, net		2,545		2,531
- Offshore Construction	1,127		1,116	
- Offshore Drilling	656		659	
- Leased FPSO	89		87	
- Onshore Construction	244		246	
- Onshore Drilling	95		91	
- L.N.G.	193		191	
- M.M.O.	85		83	
- Other	56		58	
Financial investments		26		26
Non-current assets		**2,571**		**2,557**
Working capital	(79)		(37)	
Provision for contingencies	(117)		(117)	
Net current assets		**(196)**		**(154)**
Employee termination benefits		**(31)**		**(31)**
Capital employed		**2,344**		**2,372**
Net equity		**1,368**		**1,406**
Minority interest in net equity		**23**		**24**
Net debt		**953**		**942**
Cover		**2,344**		**2,372**
Issued and outstanding shares		**440,713,700**		**440,958,400**

(*) Not inclusive of translation adjustment for the quarter, for those group companies whose financial statements are in currencies other than euros.

Capital expenditure

(million €)

	First Quarter	
	2003	**2004**
Offshore Construction	36	18
Offshore Drilling	23	13
Leased FPSO	29	–
Onshore Construction	1	10
Onshore Drilling	–	1
L.N.G.	–	3
M.M.O.	–	–
Saipem Offices	3	3
Total	**92**	**48**

Capital expenditure in the first quarter 2004 amounted to 48 million euros (92 million in the same period 2003) and consisted mainly of the following: upgrading works on the semi-submersible drilling platforms Scarabeo 3, Scarabeo 4 and the jack-up Perro Negro 3; the purchase of plant and equipment required to carry out the Sakhalin project in Russia; the realisation of a fabrication yard in Kazakhstan and the expansion of the yard in Angola.

Net financial debt

Net financial debt at 31st March 2004 amounted to 942 million euros, versus 953 million at 31st December 2003.

The income generated during the period (100 million euros) and the variation in minority interest (1 million euros) more than compensated for capital expenditure in tangible and intangible fixed assets (48 million euros) and the increase in net current assets (42 million euros). This resulted in a reduction in net financial debt of 11 million euros.

The company's financial position at 31st March 2004 shows short-term net financial debt of 368 million euros (375 million at 31st December 2003) and medium/long term financial debt of 574 million euros (578 million at 31st December 2003).

Contracts awarded during the quarter and backlog

In the first quarter 2004, Saipem was awarded new contracts totalling 925 million euros (1,141 million euros in the same period 2003), of which 577 million euros were in the Offshore sectors (Construction and Drilling).
The most significant orders awarded in the first quarter 2004 include:

Offshore Construction:
- on behalf of Dolphin Energy Ltd, three EPIC-type contracts comprising engineering, procurement, transport and installation of a gas export pipeline linking Ras Laffan to the onshore terminal of Taweelah, all associated facilities at Taweelah and two subsea pipelines connecting the platform well-heads to the onshore terminal at Ras Laffan;
- on behalf of Repsol YPF (Yacimientos Petroliferos Fiscales), which was appointed by the Spanish Government, the contract for the recovery of crude oil trapped in the tanks of the tanker "Prestige", which sank off the coast of Galicia, Spain;
- on behalf of IOOC (Iranian Offshore Oil Company) the EPIC-type project "Sirri-Queshm" in Iran, comprising engineering, procurement and installation of a subsea pipeline;
- on behalf of Shell UK Exploration and Production, the "Brent Decommissioning" project in the British sector of the North Sea, comprising the removal of offshore facilities (flare, anchor) and their subsequent transfer onshore.

Offshore Drilling:
- on behalf of Addax, the eighteen-month lease, plus the option of a further six months, of the semi-submersible platform Scarabeo 3 in Nigeria;
- on behalf of Total, the four-month lease extension of the 5820 installation in Libya.

Onshore Construction:
- on behalf of NAOC, the EPC-type "GTS – 4" project in Nigeria, comprising engineering, provisioning and construction of a pipeline linking Rumuji (30 km north-east of Port Harcourt) to the N-LNG terminal on Bonny Island;
- on behalf of Total, the EPC-type "OSBL Refinery" project in France, comprising engineering, procurement, construction and commissioning of all auxiliary services related to the new hydro-cracking plant for a refinery in Normandy, France.

Onshore Drilling:
- on behalf of Occidental Peru, the one-year lease of rigs in Peru;
- on behalf of Petrobras Peru, the seven-month lease of rigs in Peru;
- on behalf of Agiba, the eighteen-month lease of a rig in Egypt;
- on behalf of Repsol YPF, the five-month lease of a rig in Algeria;
- on behalf of PDVSA, the three-month lease plus the option for a further five months, of a rig in Venezuela;
- on behalf of Sonatrach, the two-month lease plus the option for a further four months of a rig in Algeria.

Maintenance Modification and Operation (M.M.O.):
- on behalf of TotalFinaElf, the extension of contracts for operations in France;
- on behalf of Eni E&P, maintenance of upstream installations in Italy.

At end of March 2004, the backlog stood at 5,245 million euros (5,225 million euros at 31st December 2003).

Management expectations for 2004

The markets in which Saipem operates appear on balance to be good; the Drilling sectors, despite some residual weakness, are showing signs of recovery, the Onshore Construction sector is offering good prospects in the medium term, the re-gasification terminal sector is experiencing rapid growth and further expansion continues in the Offshore Construction sector, both in terms of pipelaying and large EPIC contracts in frontier areas.
Thanks to its reliability and competitiveness, Saipem has benefited from a positive market trend in the first quarter and is expected to continue doing so throughout the year. Accordingly, in 2004 the management envisages to exceed, at an equivalent exchange rate, the record volumes of 2003, and to achieve a level of contract acquisitions that would further boost the backlog at the end of 2004.
The phenomenon that adversely affects Saipem's profit levels is the appreciation of the Euro against the US Dollar, considering that approximately 70% of Saipem's revenues are denominated in the American currency, whilst costs from the Milan and Paris operating centres as well as almost all depreciation and amortisation, a total of approximately 600 million per annum, are denominated in euros.
The impact of the Euro evaluation is felt after approximately one year, i.e. the time lag between contract acquisition (and hedging) and execution. As a result the average invoice exchange rate in 2003 was 1 (whilst the average Euro/USD ratio in the same period was 1.13). In 2004, the combination of contracts in the backlog at end 2003 to be realised during the current year, along with contracts already won and to be acquired in 2004, is expected to lead to an approximate average invoice exchange rate of 1.15.
Euro appreciation from 1 to 1.15 results in a reduction in the euro-equivalent contribution from USD-denominated contracts (translation effect), estimated at approximately 30 million euros. The effect of the company's Euro-denominated structural costs is expected to determine a further reduction in operating income estimated at 50 million euros.
However, Saipem's distinctive capabilities and competencies, the substantial order backlog and the additional cost synergies resulting from Bouygues Offshore's integration are expected to counteract the negative effects of the Euro appreciation and underpin expectations for 2004 of attaining results in line with or close to the record level achieved in 2003; specifically

- volumes (at steady exchange rates) are expected to grow on account of the substantial order backlog at the end of March 2004 and the good overall trend of the reference market;
- in those business sectors and those areas where US competition is weakest, it is possible to gradually transfer to prices the effects of the Euro's appreciation;
- in 2004, further cost savings in the region of 20 million euros are expected from the integration with Bouygues Offshore.

Capital expenditure for 2004 is confirmed to be approximately 200 million euros, and involves maintenance and upgrade of vessels and equipment, project-specific investments and the development of yards in Kazakhstan, Nigeria and Angola.
Depreciation and amortisation, inclusive of goodwill amortisation resulting from Bouygues Offshore's acquisition (42 million euros), are expected to be approximately 260 million euros.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry, as well as other industries, political instability in the Persian Gulf and/or other regions and actions by the competition. Moreover, contract execution is also subject to variables, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Offshore Construction

(million €)

	First Quarter 2003	First Quarter 2004
Operating revenues	421	567
Operating expenses, net of cost of materials	(289)	(440)
Cost of materials	(66)	(55)
Depreciation and amortisation	(21)	(23)
Contribution from operations (*)	45	49
Saipem s.a. goodwill amortisation	(6)	(6)
Contribution from operations, net	39	43
New orders awarded	695	545

(*) Operating Income before general and administrative expenses

The backlog at 31st March 2004 amounted to 3,243 million euros, of which 1,803 million are to be realised in 2004.

- Operating revenues for the first quarter 2004 amounted to 567 million euros, a 34.7% increase versus those for the same period 2003, mainly due to full-scale operations of EPIC (Engineering, Procurement, Installation, Construction) type projects in North and West Africa.

- Contribution from operations in the first quarter 2004 amounted to 49 million euros, equal to 8.6% of revenues, versus 45 million euros, equal to 10.7% of revenues in the same period 2003. This decrease in margin is related to the greater incidence of EPIC type projects as well as the US Dollar devaluation.
  Contribution from operations, net of goodwill amortisation, stood at 43 million euros, with profitability at 7.6% of revenues (first quarter 2003: 39 million euros, equal to 9.3% of revenues).

Offshore Drilling

(million €)

	First Quarter 2003	First Quarter 2004
Operating revenues	61	64
Operating expenses	(36)	(37)
Depreciation and amortisation	(8)	(10)
Contribution from operations (*)	17	17
New orders awarded	174	32

(*) Operating income before general and administrative expenses

The backlog at 31st March 2004 amounted to 467 million euros, of which 206 million are to be realised in 2004.

- Operating revenues for the first quarter 2004 showed a 4.9% increase versus the same period 2003, attributable to the full-scale operations by the semi-submersible platform Scarabeo 5 and the drillship Saipem 10000, which compensated for the temporary inactivity of Scarabeo 3, Scarabeo 4, Perro Negro 3 and Perro Negro 5.

- Contribution from operations in the first quarter 2004 is in line with the same period 2003.

- Vessel utilisation was as follows:

Vessel	days under contract	
Semi-submersible platform Scarabeo 3	-	a
Semi-submersible platform Scarabeo 4	-	b
Semi-submersible platform Scarabeo 5	91	
Semi-submersible platform Scarabeo 6	56	c
Semi-submersible platform Scarabeo 7	91	
Drillship Saipem 10000	91	
Jack-up Perro Negro 2	91	
Jack-up Perro Negro 3	-	b
Jack-up Perro Negro 4	91	
Jack-up Perro Negro 5	-	d

a = the vessel underwent upgrading works in readiness for a new contract in Nigeria.
b = the vessel underwent structural repairs.
c = for the remaining days (to 91) the vessel underwent structural repairs.
d = the vessel was idle.

Leased FPSO

(million €)

	First Quarter 2003	First Quarter 2004
Operating revenues	7	8
Operating expenses	(2)	(4)
Depreciation and amortisation	(3)	(2)
Contribution from operations (*)	2	2
New orders awarded	1	-

(*) Operating income before general and administrative expenses

The backlog at 31st March 2004 amounted to 134 million euros, of which 39 million are to be realised in 2004.

- In the first quarter 2004, operating revenues showed a slight increase (1 million euros) versus the same period 2003. Contribution from operations amounted to 2 million euros and is in line with that of the first quarter 2003.

- The production units FPSO-Firenze and FPSO-Mystras have been in continuous operation since the beginning of the year, whereas the FPSO-Jamestown has been idle.

Onshore Construction

(million €)

	First Quarter 2003	First Quarter 2004
operating revenues	178	121
Operating expenses, net of cost of materials	(108)	(74)
Cost of materials	(41)	(29)
Depreciation and amortisation	(10)	(6)
Contribution from operations (*)	19	12
Saipem s.a. goodwill amortisation	(2)	(2)
Contribution from operations, net	17	10
New orders awarded	194	247

(*) Operating income before general and administrative expenses

The backlog at 31st March 2004 amounted to 902 million euros, of which 372 million are to be realised in 2004.

- Operating revenues in the first quarter 2004 fell by 57 million euros, a 32% decrease, versus the same period 2003, following the completion of large projects in Kazakhstan and Saudi Arabia, which was only partially compensated by the full scale operations of projects in North Africa.

- Contribution from operations, in the first quarter 2004, amounted to 12 million euros, equal to 9.9% of revenues, versus 19 million euros, equal to 10.7% of revenues for the same period 2003, which had been boosted by the full scale operations of the Karachaganak project in Kazakhstan.
  Contribution from operations, net of goodwill amortisation, stood at 10 million euros, with profitability at 8.3% of revenues (first quarter 2003: 17 million euros, equal to 9.6% of revenues).

Onshore Drilling

(million €)

	First Quarter 2003	First Quarter 2004
Operating revenues	46	39
Operating expenses	(34)	(29)
Depreciation and amortisation	(6)	(5)
Contribution from operations (*)	6	5
New orders awarded	23	28

(*) Operating income before general and administrative expenses

The backlog at 31st March 2004 amounted to 168 million euros, of which 73 million are to be realised in 2004.

- Operating revenues for the first quarter 2004 show a 15.2% decrease versus those of the same period 2003, mainly attributable to reduced activities in North Africa and Russia.

- Contribution from operations in the first quarter 2004 decreased by 1 million euros versus the same period last year, with a margin on revenues effectively unchanged.

- Average utilisation of rigs stood at 76% (85% in the first quarter 2003); rigs were located as follows: 11 in Peru, 8 in Saudi Arabia, 4 in Venezuela, 3 in Italy, 3 in Algeria, 1 in Egypt, 1 in Kazakhstan and 1 in Nigeria.
  In addition, 5 third-party rigs were deployed in Peru and 1 in Kazakhstan by the joint-venture company SaiPar.
  Finally, 2 rigs owned jointly with third parties operated as follows: 1 in Kazakhstan and 1 in Venezuela.

Liquefied Natural Gas (L.N.G.)

(million €)

	First Quarter 2003	First Quarter 2004
Operating revenues	47	43
Operating expenses	(36)	(31)
Depreciation and amortisation	(3)	(3)
Contribution from operations (*)	8	9
Saipem s.a. goodwill amortisation	(2)	(2)
Contribution from operations, net	6	7
New orders awarded	3	3

(*) Operating income before general and administrative expenses

The backlog at 31st March 2004 amounted to 278 million euros, of which 142 million are to be realised in 2004.

- Operations carried out mainly in India and Spain enabled the company to achieve revenues of 43 million euros in the first quarter 2004. The 8.5% downturn in revenues in the first quarter versus the same period the previous year is due to the completion of an important project carried out in Santo Domingo.

- In the first quarter 2004, contribution from operations, net of goodwill amortisation, amounted to 7 million euros, with profitability equal to 16.3% of revenues (first quarter 2003: 6 million euros, equal to 12.8% of revenues). Margin improvement is mainly attributable to better than expected performance on projects nearing completion. .

Maintenance, Modification and Operation (M.M.O.)

(million €)

	First Quarter 2003	First Quarter 2004
Operating revenues	43	63
Operating expenses	(40)	(57)
Depreciation and amortisation	(1)	(1)
Contribution from operations (*)	2	5
Saipem s.a. goodwill amortisation	(1)	(1)
Contribution from operations, net	1	4
New orders awarded	51	70

(*) Operating income before general and administrative expenses

The backlog at 31st March 2004 amounted to 53 million euros, of which 38 million are to be realised in 2004.

- Operational activities, carried out mainly in France, Italy, West Africa and Russia enabled revenues for the first quarter 2004 to total 63 million euros, a 46.5% increase over the same period 2003. Revenues for the first quarter 2003 did not include operations performed in Italy as they started in the second half of the year.

- Contribution from operations, in the first quarter 2004, amounted to 4 million euros, net of goodwill amortisation, with profitability equal to 6.3% of revenues (first quarter 2003: 1 million euros equal to 2.3% of revenues).